ServiceNow, Inc.

2225 Lawson Lane

Santa Clara, CA 95054

(408) 501-8550

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone and Mitchell Austin

May 20, 2025

Re:	ServiceNow, Inc.

Registration Statement on Form S-4

File No. 333-286708

Dear Ms. Barone and Mr. Austin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ServiceNow, Inc. (the “Company”) respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 (File No. 333-286708), as amended (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m., Eastern time, on May 20, 2025, or as soon as practicable thereafter.

The Company respectfully requests to be notified of such effectiveness by a telephone call to the Company’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to Thomas J. Ivey at (650) 470-4522 or Sonia K. Nijjar at (650) 470-4592, with such effectiveness to also be confirmed in writing to Thomas.Ivey@skadden.com or Sonia.Nijjar@skadden.com.

* * *

Sincerely,

ServiceNow, Inc.

/s/ Russell Elmer
Russell Elmer
Corporate Secretary

cc:	Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

Sonia K. Nijjar, Skadden, Arps, Slate, Meagher & Flom LLP